Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

ANNOUNCES REVISIONS TO THE COMPENSATION POLICY BROUGHT
FOR THE APPROVAL OF THE EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS ON OCTOBER 31, 2013

AZOUR, Israel – October 17, 2013 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN)(the "Company"), today announces that, following correspondences with its shareholders and the firms consulting to its institutional investors, the Company's compensation committee and board of directors have approved the following revisions to the Company's Compensation Policy (the "Policy") brought for the approval of the Extraordinary General Meeting of Shareholders to be held on October 31, 2013 (the "Meeting"):

1)
Section 2.3.7 of the Policy was revised to include a clarification concerning the manner of designating peer companies in comparison to which, among other things, the Base Pay of the Executive Officers (as defined in the Policy) should be considered. In addition, a footnote to this section was added to indicate, as an example, three of the peer companies examined for the purposes of formulating the Policy.

2)
Section 3.1 of the Policy was revised to clarify that an Executive Officer's Base Pay shall be initially determined, among other things, in view of the Company's performance as compared to the peer companies' performance.

3)
Section 7.1 of the Policy was revised to increase the amount of profit before tax required to be achieved as a minimum threshold for the grant of Target-based Cash Incentives (as defined in the Policy) from USD 20 million to USD 24 million.

4)
Section 11.4 was added to the Policy to include an obligation of the Company to disclose in its annual reports on Form 20-F certain information concerning the calculation of cash incentives actually granted.

For further information concerning the Meeting and the matter on its agenda, please see the Company's report on Form 6-K as published on September 17, 2013, which includes the notice of the Meeting and the Proxy Statement with respect thereto.

The Policy brought for the approval of the Meeting, incorporating the revisions set forth above, is attached hereto as Annex A and marked to show changes from the version published on September 17, 2013.

Please note that the date and time of the Meeting have not changed, and that you may use the form of proxy card and written ballot previously provided with respect to the Meeting.

The Company shall deem the votes submitted in connection with the Meeting as relating to the Policy attached to this announcement.

If you have already submitted your proxy card or written ballot and wish to revise your vote in view of this announcement, please act in accordance with the instructions set forth under the title "Revocability of Proxies/Written Ballots" in the Proxy Statement for the Meeting published on September 17, 2013.

About Ituran

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 684,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
kenny@ccgisrael.com
Tel: 1 (646) 201 9246

Annex A

ITURAN LOCATION & CONTROL LTD.
COMPENSATION POLICY

1.	Preamble

1.1.
Legal Framework: this Compensation Policy of Ituran Location & Control Ltd. (this "Policy") is adopted in accordance with the requirements of Section 267a(a) of the Israeli Companies Law, 5759-1999 (the “Companies Law”); and its interpretation and implementation are subject to the provisions thereof, as well as the provisions of the Company's Articles of Association.

1.2.
Adoption and Amendment: this Policy was approved by the Board of Directors (the "Board") of Ituran Location & Control Ltd. (the “Company”)  ~~o~~in September  ~~12,~~andOctober of 2013, following the approval and recommendation of the Company’s Compensation Committee (the “Committee”). Any amendment to this Policy shall be recommended by the Committee and approved by the Board. This Policy and any amendment thereof shall be adopted by the Company's shareholders as prescribed by and subject to the provisions of the Companies Law.

1.3.
Application: this Policy shall apply to any compensation arrangement of Executive Officers and Non-executive Officers (as defined below, and collectively referred to as "Officers"), which is approved following this Policy's adoption pursuant to the provisions of the Companies Law.

This Policy does not intend to amend any Officer's existing terms of office; nor to bestow any Officer with a right to receive the compensation, or any element thereof set forth herein. The specific compensation of each Officer shall be separately determined in accordance with the relevant provisions of the Companies Law and the regulations promulgated thereunder.

1.4.
Term: this Policy shall be in effect for a period of three (3) years from the date of its adoption pursuant to the provisions of the Companies Law; or for a shorter period to the extent the Committee and the Board resolve to amend it.

1.5.
Supervision and Control: The Committee and the Board shall periodically review this Policy and monitor its implementation to ensure that its provisions and implementation meet the goals set forth in Section 2 below and to consider whether it requires revisions in view of changes in circumstances or the law.

2.	Principles of the Policy

2.1.
Goals: we strongly believe that our business success is the result of the excellence of our human resources and their devotion to the achievement of the Company's goals. Therefore, our Compensation Policy is aimed at achieving the following goals:

2.1.1.	Retain, motivate and attract experienced and high quality personnel who will continue to lead the Company and contribute to its success;

2.1.2.	Offer Officers a compensation package, which will align their incentives with those of the Company and its shareholders;

2.1.3.	Motivate our Officers to achieve short- and long-term goals of the Company, while avoiding undue pressure to take excessive risks;

2.1.4.	Reward Officers for superior individual and corporate performance;

2.1.5.	Compensate Officers equitably in relation to one another in view of their role and responsibilities, skills, expertise, achievements and seniority;

2.1.6.	Establish an appropriate balance between various compensation components; and

2.1.7.	Provide our Compensation Committee and Board with adequate measures and flexibility to tailor each of our Officers' compensation package.

2.2.	Executive and Non-Executive Officers:

2.2.1.
This Policy regulates the compensation of Executive Officers and Non-executive Officers. The term "Executive Officers" means Officer Holders of the Company ("Nosei Misra", as such term is defined in the Companies Law) who serve as the Company's President, Chief Executive Officer(s) ("CEO(s)") and other executives who are deemed Office Holders of the Company, as well as Office Holders of the Company's Israeli wholly owned subsidiaries, provided they report to the CEO ("Business Unit Managers"); while the term "Non-executive Officers" means the Company's directors who do not serve as Executive Officers.

2.2.2.	An Officer may be engaged as an employee of the Company or through a personal management company, as an independent contractor.

2.3.	Factors that should be considered when determining Executive Officers' compensation:

2.3.1.	The Executive Officer’s education, skills, professional experience, expertise and achievements, both prior to and during his/her engagement with the Company;

2.3.2.	The Executive Officer’s position, area(s) of responsibility and tenure with the Company;

2.3.3.	Past compensation agreements of the Executive Officers, including prior to joining the Company;

2.3.4.	The Company's personnel needs as compared to the availability of such personnel in the market;

2.3.5.	The Executive Officer's actual and/or potential contribution to the Company's goals;

2.3.6.	The nature of the industry in which the Company operates;

2.3.7.
Fixed compensation data of other public companies with appropriate similarities to the Company, as shall be set forth by the Committee ("Peer Companies"), relating, as much as practicable, to the particular role being considered; it being clarified that the Committee and the Board currently view the market capitalization of companies included in the TA 100 index as most relevant for the purposes of designating Peer Companies, however, other similarities, such as equity, revenues and field of activity may also be considered1; and

1 For example, for the purposes of this Policy, the Company considered Africa-Israel Investments Ltd., Kamada Ltd. and Hadera Paper Ltd., among others, as Peer Companies.

2.3.8.	Past compensation practices of the Company.

2.4.	Components of Compensation: an Executive Officer's compensation package shall be composed of some or all of the following components:

2.4.1.	Base Pay;

2.4.2.	Expenses;

2.4.3.	Benefits;

2.4.4.	Compensation upon termination of service or employment;

2.4.5.	Indemnification and Directors & Officers Insurance;

2.4.6.	Target-based cash incentives;

2.4.7.	Discretionary cash incentives; and

2.4.8.	Excess return cash incentives.

Components 2.4.1 through 2.4.5 shall be referred to as "fixed compensation" while components 2.4.6 through 2.4.8 shall be referred to as "variable compensation."

2.5.
Fix to Variable Pay Ratio: assuming maximum grants of cash incentives, an Executive Officer's fixed compensation shall constitute not less than 25% of his/her total compensation package (without regard to the value of components 2.4.2 and 2.4.5).

2.6.
Internal Compensation Ratio: in the process of composing this Policy, the Committee and the Board have examined the ratios between overall compensation of the Officers and the average and median salary of the other employees of the Company, both in their entirety and excluding call-centers employees; and have determined that the ratios do not adversely impact labor relations within the Company primarily in view of the Company's field of business and required mixture of manpower and their relative responsibilities.

3.	Base Pay

3.1.
Executive Officers' Base Pay (as defined below) shall be individually determined according to the factors set forth in Section 2.3 above and subject to the maximum amounts set forth in Section 5 below; it being clarified that an Executive Officer's Base Pay shall be initially determined, among other things, in view of the Company's performance as compared to the Peer Companies' performance. The term "Base Pay" means the fixed gross amount payable to an Executive Officer in return for his/her services, excluding expenses, benefits and bonuses.

3.2.	The Base Pay may be linked to the Israeli consumer price index or to a currency.

3.3.
The Committee and the Board may periodically consider and approve Base Pay adjustments for Executive Officers. The considerations for a Base Pay adjustment shall primarily be the factors used in initially determining the Base Pay, as well as change of role or responsibility, relocation, professional achievements, market trends and budgetary constraints.

4.	Expenses and Benefits

4.1.
Expenses: An Executive Officer may be entitled to reimbursement or payment of expenses, group insurance policies and relocation expenses, all in accordance with the Company's procedures in this respect.

4.2.
Benefits: An Executive Officer is entitled to the benefits mandated by the law and may be entitled to various benefits that are customary for high-level professionals, in accordance with such Executive Officer's position at the Company and form of engagement (i.e., as an employee or independent contractor). Such benefits may include (without limitation):

(a)	social benefits, including payments to pension funds and manager's insurance;

(b)	life insurance and disability insurance;

(c)	payment to an advanced study fund;

(d)	annual convalescence pay;

(e)	sick leave;

(f)	vacation of up to 30 days per year;

(g)	company car and related expenses (including the amount of tax payable with respect thereto) in accordance with the standard customary for same-level executive officers of peer companies;

(h)	communication and media expenses, such as mobile and fixed phones, laptop, internet and subscription for daily and professional newspapers and magazines;

(i)	professional conferences; and

(j)	member fees of professional associations.

5.	Maximum Annual Cost of Base Pay and Benefits

The annual cost to the Company of the respective Executive Officers' Base Pay and benefits actually granted shall not exceed the following amounts:

Role	Amount (in NIS thousands)
President	2,700
CEO	2,100
Business Unit Managers	1,500
Other Executives	1,200

6.	Compensation upon Termination of Service or Employment

6.1.
An Executive Officer may be entitled to both an advance notice of termination and payment for a transition period after termination; provided, however, that such periods shall be determined in view of the factors set forth in Section 2.3 above and shall not exceed 6 months in the aggregate.

6.2.
Upon termination of employment, including in the event of resignation, Executive Officers may be entitled to receive the amounts accumulated in their manager's insurance funds on account of severance pay as of the date of such termination; or, if higher, the amount payable upon termination of employment by the employer under the provisions of the Severance Payment Law, 1963.

6.3.	Executive Officers shall not be entitled to any other compensation upon termination of service or employment.

7.	Target-based Cash Incentives

7.1.
Minimum Threshold: the compensation package of an Executive Officer may include the provision of Target-based Cash Incentives as set forth below. The grant of awards under Target-based Cash Incentives, for a particular calendar year, shall be conditioned upon  the  achievement during  such  year,  of  a  minimum  Company's Return on Equity (as defined below) of 15%, and a minimum Company's profit before tax of USD 24~~0~~ million (the "Minimum Threshold").

7.2.
Key Performance Indicators: The provision of annual cash incentives to Executive Officers may be based on either or both of the following key performance indicators (the "Target-based Cash Incentives"): (a) the Company's Return on Equity (as defined below); and/or (b) the Company's profit before tax. These key performance indicators ("KPI") shall be calculated in accordance with the Company's audited consolidated annual financial statements, after taking into account Executive Officers' compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with  accounting standards. The term "Return on Equity" for a particular calendar year means the ratio between the net income for such year and the average of the shareholders' equity at the beginning of such calendar year and at the end of each calendar quarter of such year.

7.3.
Mechanism; Maximum Awards: Target-based Cash Incentives shall provide for the award of amounts equal to pre-determined percentages of the Executive Officer's annual Cost of Pay (as defined below), depending on the applicable KPI achieved during the relevant calendar year; such that the awards are increased in relation to higher percentages of Return on Equity and/or higher profits before tax for such year. In any event, an Executive Officer's Target-based Cash Incentives for a calendar year may not exceed an amount equal to 150% of such Executive Officer's annual Cost of Pay (the "Maximum Award"). The term "Cost of Pay" means, with respect to independent contractors, their invoice amount plus company car and related expenses; and with respect to employees, their Base Pay plus 40% thereof.

7.4.
Deferred Grants: Target-based Cash Incentives shall become payable upon the lapse of 30 days from the date of publication of the Company's audited annual financial statements (the "Entitlement Date"). However, if an Executive Officer's Target-based Cash Incentives exceed an amount equal to 100% of such Executive Officer's annual Cost of Pay (the "100% Threshold"), then 20% of the amount by which the Target-based Cash Incentives exceed the 100% Threshold (the "Deferred Portion") shall not be paid on their Entitlement Date, but rather shall be deferred and paid in two equal installments on the first and second anniversary of the Entitlement Date, provided that the Minimum Threshold was achieved during the first calendar year (for the first installment) and during the second calendar year (for the second installment) following the Entitlement Date, respectively. The Deferred Portion shall be linked to the consumer price index known on the Entitlement Date.

7.5.	Advances: the Company may pay to Executive Officers advances on account of expected Target-based Cash Incentives.

8.	Discretionary Cash Incentives

In addition to the Target-based Cash Incentives, the Committee and the Board may award to Executive Officers who are not Controlling Shareholders of the Company (as defined below) or relatives thereof, additional annual discretionary cash grants ("Discretionary Cash Incentives"). Discretionary Cash Incentives shall be based on recommendations from such Executive Officer's direct managers and with respect to CEOs and the President, from the Chairman of the Board. The Discretionary Cash Incentives shall not be subject to the achievement of the Minimum Threshold; however, their amount may not exceed the lower of 1/6 of such Executive Officer's annual Cost of Pay or 20% of his/her Maximum Award. Notwithstanding the above, the aggregate amount of the Discretionary Cash Incentives and the Target-based Cash Incentives may not exceed the Maximum Award.   The term "Controlling Shareholders of the Company" means shareholders of the Company who have the ability to direct the operations of the Company (but not merely by virtue of their position as office holders of the Company), and/or who hold (alone or together with others) 25% or more of the voting rights of the Company.

9.	Excess Return Cash Incentives

9.1.
Excess Return Cash Incentives: in addition to the Target-based Cash Incentives and the Discretionary Cash Incentives, the compensation package of an Executive Officer may include the provision of a cash grant based on the Company's Stock Yield as compared to the TA 100 Index's Yield, as set forth below (the "Excess Return Cash Incentive").   In the event that the Company shall de-list from the Tel-Aviv Stock Exchange, then the Board and Committee shall select a comparable NASDAQ index for the purpose of this Excess Return Cash Incentive and the provisions hereof shall apply with respect thereto mutatis mutandis.

9.2.
Defined Terms: the term "Company's Stock Yield" means the percentage of increase or decrease of the Company’s stock price on the Tel-Aviv Stock Exchange over an Examined Period (as defined below), as adjusted for dividend distribution, calculated based on the average adjusted closing price of the Company's shares on the Tel-Aviv Stock Exchange during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

The term "TA 100 Index's Yield" means the percentage of increase or decrease of the TA 100 Index over an Examined Period, calculated based on the average TA 100 Index closing quotes during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

9.3.
Mechanism: with respect to each Executive Officer who is granted an Excess Return Cash Incentive, the Company shall examine on December 31 of each year, the Company's Stock Yield since January 1 of such year or, with respect to the first year of such grant – since the date of its approval (an "Examined Period"), as compared to the TA 100 Index's Yield over such Examined Period; and to the extent that the Company's Stock Yield exceeds the TA 100 Index's Yield for such period, the Executive Officer shall receive an amount equal to 50% of his/her monthly Cost of Pay for each 1% of excess return (in percentage points' terms), or a relative amount in the event of a partial excess return. For the avoidance of doubt, in the event that the Company's Stock Yield during such period is negative, no grant shall be awarded. Notwithstanding the above, no Excess Return Cash Incentive shall be awarded for the first year of its grant if it was approved after June 30 of such year.

9.4.	Cap: the Excess Return Cash Incentive for each year shall not exceed an amount equal to the Executive Officer's annual Cost of Pay.

10.	Total Cap on Variable Compensation

The aggregate amount of cash incentives described under Sections 7, 8 and 9 above to be awarded to all Executive Officers for each calendar year shall not exceed an amount equal to 10% of the Company's EBITDA for such year, as calculated in accordance with data extracted from the Company's audited consolidated annual financial statements, after taking into account the Executive Officers' fixed compensation but excluding their variable compensation.

11.	General Terms relating to Variable Compensation

11.1.	The Board shall have the right to reduce any variable compensation to be granted to an Executive Officer due to circumstances as determined in the sole discretion of the Board.

11.2.
The Company's Executive Officers shall be required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated during the three year period following filing thereof; to the extent they would not have been entitled to the compensation actually received had it been determined based on the restated financial statements. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the Executive Officer has reclaimed or is able to reclaim such tax payments from the relevant tax authorities (in which case the Executive Officer will also be obligated to return such tax amounts).  The Committee and the Board will determine applicable terms to enforce repayment of clawback amounts.

11.3.
In the event that an Executive Officer's employment or service is terminated during a calendar year, the Board may nevertheless approve the award of proportional grants pursuant to approved Target-based Cash Incentives and Excess Return Cash Incentives.

11.4.
As part of the Company's annual disclosure on Form 20-F concerning the compensation paid to Executive Officers, the Company shall provide details as to the calculation of the Target-Based Cash Incentives and Excess Return Cash Incentives actually paid to such Executive Officers (if paid), including the extent of the Executive Officers' achievement of their pre-determined targets and the incentives paid with respect thereto.

12.	Non-executive Officers' Compensation

Non-executive Officers may be entitled to receive, subject to provisions and required approval pursuant to the Companies Law:

12.1.	Indemnification and Directors & Officers Insurance;

12.2.
Annual and/or per-meeting compensation of up to the maximum amounts allowed to be paid to external directors of public companies pursuant to the second and third supplements of the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 2000 (the "Regulations"), respectively, and in accordance with the Company's equity level pursuant to the first supplement thereof; provided, however, that (a) external directors may be compensated in accordance with the provisions of the Companies Regulations (Relief for Companies which Securities are Listed for Trading in an Exchange outside of Israel), 2000; and (b) a non-executive Chairman of the Board may receive an annual compensation, without regard to the amounts set forth in the Regulations, in an amount of up to NIS 300,000.

12.3.	Reimbursement or payment of certain expenses incurred in attending Board and committee meetings or performing other services for the Company in their capacity as directors.

12.4.
To the extent a non-executive director's services are requested in addition to his/her services as a director of the Company, such director may be entitled to receive consultation fees in accordance with the scope of the services required and market terms of comparable services, provided such fees were approved in accordance with applicable provisions of the Companies Law and regulations promulgated thereunder.